As filed with the Securities and Exchange Commission on December 14, 2011

Registration No. 333-165643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3

TO

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF CERTAIN REAL ESTATE COMPANIES

Carter Validus Mission Critical REIT, Inc.

(Exact Name of Registrant as Specified in Its Governing Instruments)

4211 West Boy Scout Blvd.

Suite 500

Tampa, Florida 33607

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John E. Carter

Carter Validus Mission Critical REIT, Inc.

4211 West Boy Scout Blvd.

Suite 500

Tampa, Florida 33607

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Lisa Drummond

Carter Validus Mission Critical REIT, Inc.

4211 West Boy Scout Blvd.

Suite 500

Tampa, Florida 33607

Tel: (813) 287-0101

Fax: (813) 287-0397

Lauren Burnham Prevost, Esq.

Heath D. Linsky, Esq.

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

(404) 233-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable following effectiveness of this Registration Statement.

If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-165643

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of a “large accelerated filer,” “accelerated filer” and “smaller reporting company” in12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (Registration No. 333-165643) is filed pursuant to Rule 462(d) under the Securities Act of 1933 solely to incorporate by reference certain exhibits not previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits

The following exhibits are filed as part of this Registration Statement:

Ex.	Description

10.1	Limited Partnership Agreement of MM Peachtree Holdings, LP, dated December 1, 2011, by and among Carter/Validus Operating Partnership, LP, Series Peachtree of GFI Migdal 1 LP, Participating Policies Residential LP, MM Pensions Residential, LP, MM Nostro Residential LP, and Ramot Ofek Ltd. (included as Exhibit 10.1 to our Current Report on Form 8-K filed December 7, 2011, and incorporated herein by reference).

10.2	Limited Liability Company Agreement of 180 Peachtree Holdings, LLC, dated December 1, 2011, by and between Carter/Validus Operating Partnership, LP and MM Peachtree Holdings, LP (included as Exhibit 10.2 to our Current Report on Form 8-K filed December 7, 2011, and incorporated herein by reference).

10.3	Loan Agreement, dated December 6, 2011, between MM Peachtree Holdings, LP and Carter/Validus Operating Partnership, LP (included as Exhibit 10.3 to our Current Report on Form 8-K filed December 7, 2011, and incorporated herein by reference).

10.4	Intercreditor Agreement, dated December 7, 2011, by and among MM Pensions Real Estate US LP, Menora Mivtachim Insurance Ltd., Menora Mivtachim Insurance, Ltd., Ramat Offek, Ltd, Migdal Insurance Company, Ltd., Migdal Makefet U.S. Real Estate LP, Carter/Validus Operating Partnership, LP, and Carter Validus Mission Critical REIT, Inc. (included as Exhibit 10.4 to our Current Report on Form 8-K filed December 7, 2011, and incorporated herein by reference).

10.5	Promissory Note, dated December 6, 2011, executed by MM Peachtree Holdings, LP, in favor of Carter/Validus Operating Partnership, LP (included as Exhibit 10.5 to our Current Report on Form 8-K filed December 7, 2011, and incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on the 14th day of December, 2011.

Carter Validus Mission Critical REIT, Inc.

By:	/s/ John Carter
John Carter
Chief Executive Officer, President and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

	Signature	Title	Date

	/s/ John Carter	Chief Executive Officer, President and Chairman of the Board of Directors	December 14, 2011
John Carter

	/s/ Todd Sakow	Chief Financial Officer and Treasurer	December 14, 2011
	Todd Sakow	(Principal Accounting Officer)

	/s/ *	Director	December 14, 2011
Mario Garcia, Jr.

	/s/ *	Independent Director	December 14, 2011
Jonathan Kuchin

	/s/ *	Independent Director	December 14, 2011
Randall Greene

	/s/ *	Independent Director	December 14, 2011
Ronald Rayevich

* By:	/s/ John Carter		December 14, 2011
John Carter
Attorney-in-fact